SECURITIES AND EXCHANGE COMMISSION
Washington, DC

In the matter of	CERTIFICATE OF
Great Plains Energy Incorporated, et al.	NOTIFICATION
File No. 70-9861

Public Utility Holding Company Act of 1935

Great Plains Energy Incorporated, a Missouri corporation and a registered holding company ("Great Plains Energy"), hereby submits on behalf of itself and certain of its subsidiaries, the following pursuant to Rule 24 of the Public Utility Holding Company Act of 1935 (the "Act") and the Commission's Order dated September 7, 2001 (HCAR 27436), as superseded and replaced by the Commission's Order dated December 29, 2003 (HCAR 27784) in the above file (collectively, the "Order"). This Certificate reports activity for the calendar quarter ended December 31, 2004. Capitalized terms not defined herein have the meanings ascribed to them in the Order.

The Order authorized Kansas City Power & Light Company ("KCP&L") to enter into a lease respecting five combustion turbines (the "Lease"). Pursuant to the terms of the Lease, KCP&L provided notice to the lessor of KCP&L's election to exercise its early termination option to terminate the Lease and purchase the leased property. The lease was terminated and the purchase was consummated on May 16, 2005. KCP&L paid approximately $154.9 million to purchase the leased property.

S I G N A T U R E

          Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 23, 2005.

Great Plains Energy Incorporated

By:/s/Lori A. Wright

Lori A. Wright
Controller